Mail Stop 6010

November 27, 2006

<u>By U.S. Mail and Facsimile to (901) 867-4423</u>

Mr. John K. Bakewell
Executive Vice President and Chief Financial Officer
Wright Medical Group, Inc.
5677 Airline Road
Arlington, TN 38002

        RE: Wright Medical Group, Inc.
                   Form 10-K for the year ended December 31, 2005
                   Form 10-Q for the quarter ended September 30, 2006
                   Form 8-K filed October 25, 2006
                   File No. 0-32883

Dear Mr. Bakewell:

       We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Financial Statements, page 44

Note 5. Property, Plant and Equipment, page 57

1. We note from your disclosures on page 29 that you record the depreciation expense for surgical equipment to selling, general and administrative expenses. We note your disclosure that these instruments are required by surgeons to implant your products. Please address the following:

   - Explain and revise future filings to disclose the significant contractual terms under which these instruments are provided to surgeons, including whether any minimum purchase commitments exist.
   - We note that you present gross profit, which excludes depreciation of the surgical instruments. Tell us why you believe this presentation complies with SAB Topic 11-B.

Item 9A. Controls and Procedures, page 70

2. We note your management concluded that your "disclosure controls and procedures were effective…to ensure that the information required to be disclosed …is recorded, processed, summarized and reported within the time periods specified in the SEC's rule and forms" Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Form 10-Q for the quarterly period ended September 30, 2006

Condensed Consolidated Statements of Operations, page 2

3. Please revise future filings to remove the non-cash stock-based compensation subtotal from the table included as a footnote on the face of your statements of income. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items. That

guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

Form 8-K filed October 25, 2006

4. We note that you present your non-GAAP measures and reconciliation in the form of a pro forma statement of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general and administrative expenses, non-GAAP research and development expenses, non-GAAP total operating expenses, non-GAAP operating income, non-GAAP income before income taxes, non-GAAP provision for income taxes and non-GAAP net income, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

    •   To eliminate investor confusion, please remove the pro forma statement of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

    •   Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief